November 19, 2014

United States

Security and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Re: Sitestar Corporation

Form 10-K for the fiscal Year Ended December 31, 2013

Filed April 15, 2014

File No. 0-27763

Mr. Patrick Gilmore, Accounting Branch Chief:

These Forms, 10-K/A for the year ended December 31, 2013, 10-Q/A for the period ended March 31, 2014 and 10-Q/A for the period ended June 30, 2014, are being filed to correct misstatements in the certifications (Exhibits 31.1, 31.2 and 32) filed with the original filings and do not reflect any changes to the Forms 10-K and 10-Qs themselves. The filings are being filed in their entirety to comply with Item 601(b)(31) and (32) of Regulation S-K.

The Company acknowledges that:

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel Judd
Daniel Judd, CFO